Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

INDUSTRY CHIEFS MEET MINISTER OF MINES TO PLAN GOLD MINING’S FUTURE IN MALI

Bamako, Mali, 30 July 2014 - The chief executives of the three largest gold mining companies operating in Mali today met with Minister of Mines Dr Boubou Cissé to discuss a wide range of issues facing the industry in that country. They are AngloGold Ashanti’s Srinivasan Venkatakrishnan, IAMGOLD’s Stephen Letwin and Mark Bristow of Randgold Resources.

Describing the talks as highly constructive, Bristow said the miners had emphasised that the industry had the potential to grow substantially if its productive partnership with government was sustained and current obstacles to development were smoothed out.

“A stable fiscal regime, a supportive infrastructure and an investor-friendly mining code are obviously essential if we are to continue building on what we’ve achieved so far in Mali,” he said.

“Power provision is another key issue. Power currently accounts for about 30% of any Malian mine’s operating costs and if we could access the national grid at a reasonable price it would not only extend the lives of the existing mines, increasing the industry’s contribution to the Malian treasury, but would open the door to the development of new mining projects which are not viable in the current cost structure.”

Also raised at the meeting, Bristow said, was the question of easier access to exploration rights, which would help to facilitate the discovery of more world class gold deposits in Mali.

RANDGOLD ENQUIRIES

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+44 788 071 1386	+223 66 75 61 36	+44 20 7557 7738
+223 66 75 01 22	+223 20 20 16 94	Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the

SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.